UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On April 15, 2026, the board of directors (the “Board”) and the compensation committee of WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company”), approved the entry into the following agreements with Bin Xue, the Company’s Chief Executive Officer.

Share Award Agreement

The Company entered into a share award agreement (the “Share Award Agreement”) with Mr. Xue on April 15, 2026, pursuant to which the Company agreed to issue 300,000 Class A ordinary shares, par value US$0.0000462 per share (“Class A Ordinary Shares”), to Mr. Xue as supplemental compensation for his services as Chief Executive Officer during fiscal year 2026. The shares vest immediately upon issuance, subject to a twelve (12) month lock-up period from the date of issuance.

The fair value per share used to determine the number of Class A Ordinary Shares issuable under the Share Award Agreement was US$1.17 per share, based on a valuation mutually agreed by the Company and Mr. Xue, representing aggregate compensation of US$351,000. The Share Award Agreement was entered into outside of any equity incentive plan of the Company.

Share Purchase Agreement

The Company also entered into a share purchase agreement (the “Share Purchase Agreement”) with Mr. Xue on April 15, 2026, pursuant to which Mr. Xue agreed to purchase, and the Company agreed to sell and issue, 100,000 Class B ordinary share (the “Purchased Shares”), par value US$0.0000462 per share (“Class B Ordinary Shares”), at a purchase price per share equivalent to the market price per Class A Ordinary Share as quoted on the Nasdaq Capital Market.

The aggregate subscription amount payable by Mr. Xue under the Share Purchase Agreement for the 100,000 Class B Ordinary Shares is US$117,000 (the “Purchased Price”), based on the purchase price of US$1.17 per share. Each Class B Ordinary Share is entitled to ten (10) votes per share and is convertible into one Class A Ordinary Share at the option of the holder, but is not listed on any securities exchange and carries no dividend entitlement. The Company received the Purchase Price and issued the Purchased Shares on April 21, 2026.

The Purchased Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

Related Party Transactions

Mr. Xue is the Company’s Chief Executive Officer and a significant shareholder of the Company. Accordingly, the transactions described herein constitute related-party transactions. The Board and the compensation committee determined that the terms of the Share Award Agreement and the Share Purchase Agreement are fair to, and in the best interests of, the Company and its shareholders.

Copies of the Share Award Agreement and the Share Purchase Agreement are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Award Agreement, dated April 15, 2026, between Webuy Global Ltd and Bin Xue
99.2	Share Purchase Agreement, dated April 15, 2026, between Webuy Global Ltd and Bin Xue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: April 23, 2026	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Executive Officer

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